BCE Emergis

04010790

SUPPL

March 11, 2004

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450, 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

SEC MAIL PROCESSING RECEIVED MAR 22 2004 WASH. D.C. 181 SECTION

Dear Sir or Madam:

John Sypnowich
General Counsel

Re: BCE Emergis Inc. (the "Corporation")
File No. 82-5206
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Press release entitled "BCE Emergis announces departure of President and COO" dated December 15, 2003;
- Press release entitled "BCE Emergis to focus on select business processes" dated December 17, 2003;
- News release entitled "BCE Emergis agrees to sell U.S. health operations for $213 million US" dated January 2, 2004;
- Material Change Report regarding the sale of BCE Emergis' U.S. health operations;
- Press release entitled "BCE Emergis closes acquisition of WARE Solutions" dated January 19, 2004;
- Press release entitled "BCE Emergis enables first Visa smart card transactions in Canada" dated February 4, 2004;
- Press release entitled "BCE Emergis sells U.S. care management operations for US$10 million" dated February 26, 2004;
- Press release entitled "BCE Emergis shareholders approve sale of U.S. health operations" dated February 26, 2004;
- Press release entitled "BCE Emergis expands relationship with Loblaw Pharmacies" dated March 2, 2004;
- Press release entitled "BCE Emergis closes sale of U.S. health operations" dated March 4, 2004;and

BCE Emergis Inc.
1155 René-Lévesque Blvd. West
Suite 2200
Montréal, Québec
H3B 4T3
Tel.: 514-868-2341
Telec.: 514-868-2340

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

dlw 3/25

- Press release entitled "Cendant Settlement Services Group will use Emergis® Vendor Services Exchange to electronically deliver and manage appraisal services.

If you have any questions with respect to the attached, please call the undersigned at (514) 868-2341. Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

JS/kg
Encl.

82-5206

Thursday, March 11th, 2004

News Releases 2003

BCE Emergis announces departure of President and COO

Montréal, December 15, 2003 — BCE Emergis Inc. (TSX: IFM) announced today that Christian Trudeau is stepping down as President and Chief Operating Officer of the Company in order to pursue other interests.

"After having been instrumental in building this company," said Christian Trudeau, "I am quite proud of what has been accomplished at BCE Emergis during my tenure and how I have contributed to the Company's growth over the past five years."

"Christian has played an integral part in building BCE Emergis into what it is today, and I wish to thank him for his substantial contribution over the years," said Tony Gaffney, President and Chief Executive Officer of BCE Emergis.

BCE Emergis will be adopting a simpler and more customer focused organization with strong emphasis on sales and operations effectiveness and productivity. Trudeau has agreed to assist BCE Emergis over the next several months to ensure a smooth transition of his responsibilities.

About BCE Emergis
BCE Emergis Inc. is a leading North American eBusiness company. It supplies eBusiness solutions to the financial services and health industries in North America, automating transactions between companies and allowing them to interact and transact electronically. The Company also provides cost containment services for medical claims, mainly through its preferred provider network. Its leading technologies are centred on claims and loan-related document processing, electronic bill presentment and payment solutions.

BCE Emergis customers include leading North American health insurers, top U.S. banks, the top six Canadian banks and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

Certain statements made in this press release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or

events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general and economic factors, adoption of eBusiness, the adoption rate of our solutions by customers, response to industry's rapid pace of change, competition, operating results, success of U.S.-based operations, control by BCE, integration of past acquisitions, strategic relationships, dependence on contracting medical service providers, exposure to professional liability, defects in software or failures in the processing of transactions, security and privacy breaches, key personnel, protection of intellectual property, intellectual property infringement claims, integrity of public key cryptography technology, and industry and government regulation. For additional information with respect to certain of these and other factors, refer to BCE Emergis Inc.'s Annual Report (Management Discussion and Analysis) and the BCE Emergis Inc. Annual Information Form (Risks and Uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT THE EXPECTATIONS OF BCE EMERGIS INC. AND ITS SUBSIDIARIES AS AT DECEMBER 15, 2003 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, BCE EMERGIS INC. AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

For additional information:

Ann-Marie Gagné
Corporate Communications
(514) 868-2361

John Gutpell
Investor Relations
(514) 868-2232

News Releases 2003

BCE Emergis to focus on select business processes
Provides financial guidance for 2004

Montréal, December 17, 2003 — BCE Emergis Inc. (TSX: IFM), today provided financial guidance for 2004 and outlined its updated strategy centered around solutions and services to automate networked processes with the highest potential for growth. This strategy will also see BCE Emergis respond to market demands and customer needs by offering more complete solutions and services.

"A thorough review of the eBusiness market confirms growth is occurring primarily in finance-related processes such as claims, payments, loan processing and related security services, areas where BCE Emergis has unique expertise and core competencies," said Tony Gaffney, President and Chief Executive Officer of BCE Emergis. "We will step up to market demand for innovative and more complete solutions and services to improve the performance and efficiency of inter-company processes for our customers. Simplifying business processes in this manner for our customers will allow us to provide greater value to them, build deeper relationships with them, remove barriers to adoption for next generation services, and drive profitable growth," added Gaffney.

We will achieve scale through a balance of organic growth, large contracts and acquisitions; by enhancing our marketing, sales and operations capabilities as well as by leveraging our existing industry partnerships and building new ones. Our objective for 2004 is to strengthen our position as the leading eBusiness provider in Canada and drive new business to profitability in the United States," continued Tony Gaffney.

In **eHealth**, which comprises BCE Emergis' claims processing activities, the Company intends to take advantage of its leadership position in drug and dental claims processing in Canada to expand its health claim services to include electronic reimbursement and dental adjudication. It will also enhance its workers' compensation platform to support other segments of the insurance markets, such as P&C, and to play a larger role in the government claims sector. The Company's eHealth U.S. operations will continue to add technology to drive greater efficiency, lower costs and improve the competitive position of its PPO network operations as well as focus on sales, particularly in the government market.

In **eFinance**, which includes the Company's loans and payments processing and related security solutions, BCE

Emergis will look to realize further upside potential by leveraging its privileged relationships with major financial institutions in North America and federal and provincial governments in Canada, as well as taking advantage of its partnership with key players in the mortgage industry.

In the loans processing market, BCE Emergis will focus on completing the development of its Lending platform for a full commercial launch early in 2004, while adding to its direct sales force and its channel partners. It will also evaluate the opportunity to lever its platform in the Canadian market.

In the security market, the Company already operates one of the largest public key infrastructures in the world and intends to build upon its success with the Secure Channel project in Canada and the recent Government of Alberta contract opportunity, as it expands its security service offering and sells complementary security solutions to its existing customer base.

In the payments processing market, BCE Emergis believes it can improve its position by leveraging banking relationships and its sales channels with other go-to-market approaches and payment solutions, such as the one that successfully delivered Visa Commerce.

2004 Outlook
For 2004, total revenue is targeted in a range of $390 to $430 million. When compared to the 2003 target range, the 2004 range reflects mainly the impact of lower non-core revenue (principally lower revenue from the distribution agreement with Bell Canada for legacy services) and the impact of the stronger Canadian dollar on U.S.-sourced revenue. Core revenue is targeted at $325 million to $365 million, with $115 million to $135 million from the Company's eFinance operations and $210 million to $230 million from eHealth. eHealth US revenue is expected to represent nearly three quarters of total eHealth revenue in 2004.

EBITDA in 2004 is targeted in a range of $72 million to $86 million, with eFinance contributing $2 million to $11 million and eHealth $70 million to $75 million. eHealth U.S. is targeted to contribute more than three quarters of the total eHealth range.

Earnings per share in 2004 is targeted at $0.22 to $0.30 on a fully diluted basis based on average shares of approximately 105 million.

BCE Emergis is continuing its on-going assessment of the strategic fit of its businesses. With respect to its eHealth U.S. operations, it is considering a range of alternatives, including potential divestiture but no decision has been made at this time.

Webcasts and conference calls with financial community and media/industry analysts
A conference call **with the financial community** will take place on Wednesday December 17, 2003 at **7:30 a.m**. To access the conference call, please dial 416-406-6419 from Toronto, or 1-888-575-8232 outside Toronto at least 10 minutes prior to the start of the call, and use confirmation number C-1515491. The call will be made accessible via an

audio webcast from BCE Emergis' Web site at www.emergis.com.

A replay of the call can also be accessed starting at 10:30 a.m. on December 17 until December 24, by dialing 416-695-5800 or 1-800-408-3053 and entering passcode 1510639#. The replay will also be available at www.emergis.com beginning at 10:30 a.m. on December 17.

A second conference call **with media representatives and industry analysts** will take place on Wednesday December 17, 2003 at **10 a.m.** To access the conference call, please dial 416-405-9113 from Toronto, or 1-877-228-3369 outside Toronto at least 10 minutes prior to the start of the call, and use confirmation number C-1515607. The call will be made accessible via an audio webcast from BCE Emergis' Web site at www.emergis.com.

A replay of the call can also be accessed starting at 1 p.m. on December 17 until December 24, by dialing 416-695-5800 or 1-800-408-3053 and entering passcode 1512892#. The replay will also be available at www.emergis.com beginning at 1 p.m. on December 17.

About BCE Emergis
BCE Emergis is a leading North American eBusiness company enabling specialized transaction processes for the health and finance sectors. BCE Emergis supplies solutions to businesses that automate transactions between companies and allows them to interact and transact in real-time. Its leading technologies are centred on claims processing, electronic bill presentment and payment solutions.

BCE Emergis customers include 14 leading North American health insurers, three of the top five U.S. banks, five of the top six Canadian banks, and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

This news release contains forward-looking statements, which are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. Factors which could cause actual results or events to differ materially from current expectations include, among other things: the ability of the Company's strategies to produce the expected benefits and growth prospects; the uncertainty of the Canadian and U.S. economies; fluctuations in the currency exchange rates between the Canadian and U.S. dollar; the extent of the adoption of eBusiness; the adoption rate of our solutions by our customers and their channel partners; the Company's ability to respond to the industry's rapid pace of change; competition; the ability of the Company to continue to grow its revenues; the volatility of the Company's quarterly operating results; the ability of the Company to manage and expand its U.S. operations; the ability of the Company to integrate acquisitions; the Company's reliance on strategic relationships, including its relationship with BCE Inc.; the Company's dependence on contracting medical service providers and the risk of professional liability relating to its medical management services; the possibility of defects in software or failures in the processing of transactions; the possibility of security and privacy breaches; the ability of the Company to attract and retain highly trained personnel; the ability of the Company to develop and maintain its intellectual property; the risk of intellectual property infringement claims against the Company; the integrity of public key cryptology technology used by the Company; and the risk of increased government regulation of the Company's operations. For additional information with respect to certain of these and other factors, see the Annual Information Form and Annual Report (Management Discussion and Analysis) of the Company filed with Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT BCE EMERGIS EXPECTATIONS AS AT DECEMBER 17, 2003 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER BCE EMERGIS DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

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For additional information:

Mark Boutet
Corporate Communications
(514) 868-2358
Cell. (514) 994-5393

John Gutpell
Investor Relations
(514) 868-2232

82-5206

BCE Emergis

News Room

Thursday, March 11th, 2004

News Releases 2004

BCE Emergis agrees to sell U.S. health operations for $213 million US

Montréal, Québec (Canada), January 2, 2004 — BCE Emergis Inc. (TSX: IFM) announced today that it has entered into an agreement for the sale of the shares of BCE Emergis Corporation, which carries on its health business in the United States, for $213 million US[1] ($276 million Cdn) in cash to MultiPlan Inc., a health care network in the U.S. The sale excludes the care management operations and certain other assets currently owned by BCE Emergis Corporation.

The transaction, expected to close in February 2004, is subject to shareholder and certain customary regulatory approvals and closing conditions. The price is also subject to certain adjustment clauses.

The cash proceeds from the sale of the U.S. health assets represent a significant amount relative to the current value of BCE Emergis' remaining businesses. BCE Emergis intends to use these proceeds in both the short and medium term in order to enhance shareholder value. The Company will actively explore various investment opportunities in the eHealth Canada and eFinance businesses where BCE Emergis has distinct leadership and competitive advantages. BCE Emergis will also consider other avenues to enhance shareholder value, including using a portion of the proceeds to repurchase shares or declaring a one-time special dividend, such avenues being subject to certain restrictions in the Share Purchase Agreement executed with MultiPlan.

"The sale of our U.S. health operations will improve our ability to focus on areas where we have unique expertise and core competencies in claims, payments, loan processing and related security services. Our objective for 2004 is to strengthen our position as the leading eBusiness provider in Canada and drive our businesses to profitability in the United States," said Tony Gaffney, President and Chief Executive Officer of BCE Emergis.

Financial impact of the transaction
The Company's U.S. health operations will be reported as a discontinued operation in the Company's financial statements for historical and current periods presented. Its care management operations, which have been excluded from the sale, will also be treated as a discontinued operation, consistent with the Company's intent to sell this business.

The Company will write down the carrying value of its investment in U.S. Health to the sale price, resulting in a charge to be recorded at the end of the fourth quarter of 2003 of approximately $77 million. A significant portion of this write-down relates to a foreign exchange loss, since the carrying value of the investment was originally recorded in 2000 at a rate of $1.42 per US dollar compared to the current rate of $1.30 applied to the sale price. Upon closing, a further loss or a gain on sale may be recorded due to the difference between the current exchange rate and that at closing.

In addition, the Company will take a restructuring charge of between $45 million and $50 million in the fourth quarter of 2003. This charge will reflect the streamlining of the Company's organizational structure and the write-down of the value of certain assets. The restructuring plan will include a rationalization of overhead to ensure that the Company's cost structure is aligned with its core revenue going forward. Included in the charge are approximately $22 million in cash charges with the remainder representing asset write-downs in eHealth and eFinance. On an after-tax basis, the restructuring charge is estimated at $31 million to $34 million. In addition to the restructuring charge, the Company is also writing down approximately $18 million in future income tax assets related to its U.S. subsidiaries.

As a result of the above, the Company is restating its annual financial targets for 2003. The revenue target range, previously $470 million to $490 million, is now $305 million to $315 million. EBITDA[2] , previously $71 million to $85 million, is now $(28) million to $(20) million. Fully diluted EPS, previously targeted at $0.20 to $0.28 per share, is now targeted at a loss of $(1.03) to $(0.95).

For 2004, financial targets are being restated to exclude the contribution of the Company's U.S. health operations in anticipation of the sale. Total revenue previously targeted in a range of $390 million to $430 million is now $240 million to $270 million. EBITDA, previously $72 million to $86 million, is now $13 million to $23 million. Fully diluted EPS, previously targeted at $0.22 to $0.30 per share is now targeted at $(0.08) to $0.00. EPS targets exclude contribution from discontinued operations.

Financial results for 2002 and year-to-date 2003 with U.S. Health as a discontinued operation
The table below summarizes the statement of earnings including U.S. Health in consolidated revenue and EBITDA and with U.S. Health accounted for as a discontinued operation ("adjusted").

All amounts in millions of dollars except per share amounts	2002*	2002 Adjusted*	9 months 2003	9 months 2003 Adjusted
Revenue	539.9	345.7	365.3	239.2
EBITDA	28.6	(24.9)	58.4	14.3
Net income – continuing operations		(74.3)		(18.5)
Net income – discontinued operations		58.9		35.4
Net income (loss)	(15.4)	(15.4)	16.9	16.9
EPS (basic) – continuing operations		(0.73)		(0.18)
EPS (basic) – discontinued operations		0.58		0.35
EPS (basic)	(0.15)	(0.15)	0.17	0.17
EPS (diluted) – continuing operations		(0.73)		(0.19)
EPS (diluted) – discontinued operations		0.58		0.35
EPS (diluted)	(0.15)	(0.15)	0.16	0.16

* Excluding restructuring and other charges (pre-tax): 2002 - $116.8 M; 2002 adjusted - $115.6 M.

Special shareholder meeting
Shareholders of BCE Emergis will be asked to vote on the transaction at a special meeting of shareholders to be held on February 26, 2004. The Management Information Circular and Proxy will be mailed on January 19 to shareholders of record at the close of business on January 15. BCE Inc., which holds 64 percent of the common shares of BCE Emergis, has irrevocably committed to vote in favour of the transaction.

Conference call with financial community and media
A conference call with the financial community and the media will take place on January 2 at 9 a.m. EST. Media representatives are invited to listen in on the call and will have the opportunity to ask questions following the financial question period. To access the conference call by phone, please dial 416-695-5806 in Toronto, or 800-273-9672 outside Toronto at least 10 minutes prior to the start of the call. The call will be made accessible via an audio webcast from BCE Emergis' web site at www.emergis.com. A replay of the call can also be accessed starting at 11 a.m. on January 2 for a 7-day period, by dialing 416-695-5800 or 800-408-3053 and you will be instructed to enter the pass code: 1517285. The replay will also be available at www.emergis.com beginning at 11 a.m. on January 2.

About BCE Emergis
BCE Emergis Inc. is a leading North American eBusiness company. It supplies eBusiness solutions to the financial services and health industries in North America, automating transactions between companies and allowing them to interact and transact electronically. The Company also provides cost containment services for medical claims, mainly through its preferred provider network. Its leading technologies are centered on claims and loan-related document

processing, electronic bill presentment and payment solutions.

BCE Emergis customers include leading North American health insurers, top U.S. banks, the top six Canadian banks and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

[1]The following figures are in Canadian dollars unless otherwise stated.

[2]EBITDA used in this news release does not have a meaning under Canadian Generally Accepted Accounting Principles (GAAP) and therefore may not be comparable to similar measures presented by other publicly traded companies. It is defined as earnings before depreciation, amortization of intangibles, interest, write-down of assets, other expenses or income and income taxes. No reconciliation is provided in the Interim Consolidated Statement of Earnings.

Certain statements made in this press release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general and economic factors; adoption of eBusiness, the adoption rate of our solutions by customers; response to industry's rapid pace of change; competition; operating results; success of U.S.-based operations; control by BCE; acquisitions; strategic relationships; dependence on contracting medical service providers; exposure to professional liability; defects in software or failures in the processing of transactions; security and privacy breaches; key personnel; protection of intellectual property; intellectual property infringement claims; integrity of public key cryptography technology; and industry and government regulation, the transaction referred to on page one of this press release not closing due to condition beyond our control. For additional information with respect to certain of these and other factors, refer to BCE Emergis Inc.'s *Annual Report* (Management Discussion and Analysis) and the BCE Emergis Inc. Annual Information Form (Risks and Uncertainties) filed with the Canadian regulatory authorities.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS NEWS RELEASE REPRESENT THE EXPECTATIONS OF BCE EMERGIS INC. AND ITS SUBSIDIARIES AS AT JANUARY 2, 2004 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, BCE EMERGIS INC. AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

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For additional information:

Mark Boutet
Corporate Communications
(514) 868-2358

John Gutpell
Investor Relations
(514) 868-2232

BCE Emergis

MATERIAL CHANGE REPORT

Section 75 of the *Securities Act* (Ontario)
Section 85 of the *Securities Act* (British Columbia)
Section 146 of the *Securities Act* (Alberta)
Section 84 of *The Securities Act, 1988* (Saskatchewan)
Section 81 of the *Securities Act* (Nova Scotia)
Section 76 of *The Securities Act, 1990* (Newfoundland)

ITEM 1: REPORTING ISSUER

The name of the reporting issuer is BCE Emergis Inc. ("**BCE Emergis**"), the head office of which is located at 1155 René-Lévesque Blvd. West, Suite 2200, Montreal, Québec H3B 4T3.

ITEM 2: DATE OF MATERIAL CHANGE

December 31, 2003.

ITEM 3: PRESS RELEASE

A press release announcing the material change was issued by BCE Emergis on January 2, 2004 in Montreal, Québec.

ITEM 4: SUMMARY OF MATERIAL CHANGE

On December 31, 2003, BCE Emergis entered into an agreement for the sale of all of the shares of its wholly-owned subsidiary, BCE Emergis Corporation, which carries on its business in the health care field in the United States, for US$213 million (Cdn$276 million, assuming an exchange rate of Cdn$1.30 per US$1.00) in cash to MultiPlan, Inc., a health care network in the U.S. The sale excludes the care management operations and certain other assets currently owned by BCE Emergis Corporation.

The transaction, expected to close in early March 2004, is subject to shareholder and certain customary regulatory approvals and closing conditions. The price is also subject to certain adjustment clauses.

ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

BCE Emergis entered into a stock purchase agreement dated as of December 31, 2003 (the "**Stock Purchase Agreement**") for the sale of all of the shares of its wholly-owned subsidiary, BCE Emergis Corporation ("**US Health**"), which carries on its business in the health care field in the United States, for a total consideration of US$213 million (Cdn$276 million, assuming an exchange rate of Cdn$1.30 per US$1.00) in cash to MultiPlan, Inc. (the "**Buyer**") (the "**Transaction**"). The Transaction excludes the care management operations and certain other assets currently owned by US Health. Costs of disposition are estimated at approximately Cdn$7,000,000. The Transaction, expected to close in early March 2004, is subject to shareholder and certain customary regulatory approvals and closing conditions.

The purchase price is payable, in full, in cash on the closing date and is subject to a dollar-for-dollar adjustment following the calculation, within 120 days from the closing date, of the amount of working capital of US Health as of the closing date. If such amount is less than US$19,000,000, the purchase price will be reduced by the amount of such shortfall, on a dollar-for-dollar basis, and (ii) if such amount is greater than US$19,000,000, the purchase price will be increased by the amount of such excess, on a dollar-for-dollar basis. Working capital at closing must include not less than US$3,000,000 in cash or cash equivalents on hand or in US Health's bank accounts.

Excluded Assets and Liabilities and Additional Agreements

The Stock Purchase Agreement specifically excludes from the sale the care management operations carried out through National Health Services, Inc. and its subsidiaries, and certain assets owned by US Health, which will be transferred out of US Health prior to closing.

The Stock Purchase Agreement provides that BCE Emergis, either itself or through one of its subsidiaries, will retain substantially all of the economic benefit of the call options currently held by US Health to purchase from a third party 3,230,000 shares of common stock of HealthExtras Inc. at a price of US$0.92 per share and exercisable during the month of July 2004. The closing price of the HealthExtras common shares on NASDAQ on January 9, 2004 was US$12.73. The third party has the right to repurchase for cancellation the call options at any time up to June 30, 2004 against payment to US Health of the sum of US$16,860,600.

The Stock Purchase Agreement also provides that BCE Emergis or one of its subsidiaries will be substituted for US Health as primary lessee under a lease for premises at Rockville, Maryland, where US Health's head office is currently located, covering approximately 82,000 square feet and expiring in 2011. 20,000 square feet is currently subleased to a third party until June 2004. One of

BCE Emergis' subsidiaries is planning to continue to occupy 8,000 square feet in connection with other US operations. US Health, under new ownership, will sublease approximately 30,000 square feet from closing for a period ending on the current expiration of the lease for the Rockville premises against pro rata payment by US Health of all lease charges.

BCE Emergis has also agreed to cause US Health to enter, before the closing date, into a contract with a third party to verify the credentials of a number of physicians for an amount to be paid out of US Health's funds before closing not to exceed US$1,000,000.

BCE Emergis has agreed to pay retention or similar bonuses for specified employees and to cover all severance payments payable as a result of the transaction and termination of employment within six months of the closing date for certain specified employees (with in the case of certain of these employees, the payment of severance and benefits being shared with the Buyer). The aggregate amount of obligations thus assumed by BCE Emergis may add up to US$1,300,000 to US$1,500,000. Regular 2003 bonuses and any other special bonus awarded by the Board of BCE Emergis will be paid by BCE Emergis or US Health prior to closing.

On the closing date, BCE Emergis and US Health will enter into a Transitional Services Agreement pursuant to which BCE Emergis will use commercially reasonable efforts to obtain, from certain suppliers of third party software used by US Health, the consents required to allow US Health to continue to use under terms and conditions substantially similar as those existing as of the date of the Stock Purchase Agreement, the said third party software during a transition period of approximately six months (up to 12 months in certain circumstances). Any fee or extra cost charged by the suppliers of the third party software for said consents will be paid by BCE Emergis. BCE Emergis will reimburse US Health (i) the license fees charged by the suppliers of certain third party software that US Health elects to use for its operations following the expiry of the transition period and (ii) the cost of replacing certain designated hardware or other equipment, up to an amount equal to, in the aggregate, five hundred thousand dollars (US$500,000).

Conditions to Closing

The obligation of Buyer to purchase US Health on the closing date is subject to the satisfaction of customary closing conditions.

Closing conditions for the benefit of Buyer include the expiry of the waiting period (and any extension thereof) under the United States *Hart-Scott-Rodino Antitrust Improvements Act of 1976*, as amended.

Closing conditions for the benefit of the Buyer also include delivery of audited US Health financial statements (without National Health Services Inc.) and the delivery of a tax opinion by a predetermined accounting firm that the corporate reorganization proposed to be completed by BCE Emergis prior to closing should not give rise to any material adverse U.S. income tax consequence to US Health. The Stock Purchase Agreement also includes a market meltdown condition for the benefit of the Buyer (material disruption or general moratorium in the banking or capital markets which has a material adverse effect on obtaining adequate debt financing to consummate the Transaction).

Closing conditions for the benefit of BCE Emergis and the Buyer include approval by the shareholders of BCE Emergis of the Transaction.

Indemnification Provisions

The Buyer and its affiliates will be indemnified against any damages suffered or arising out of or relating to (i) a breach of the representations and warranties of US Health or BCE Emergis, (ii) a breach of any covenant or agreement by US Health or BCE Emergis, (iii) the excluded assets and liabilities prior to closing or the disposition of the excluded assets or liabilities, or (iv) US Health's membership in a "Control Group" under the US tax code.

No indemnification claim described in clause (i) above may be made by the Buyer until the aggregate amount of all indemnified losses exceeds US$2,000,000, after which the Buyer will only be indemnified for the amount of such losses in excess of US$2,000,000. BCE Emergis will not to be liable for any such losses in excess of US$53,250,000.

There is also a separate tax indemnification provision with respect to any tax loss with no deductible and no limit on amount of indemnity.

The general indemnification for a breach of a representation or warranty will survive until the earlier of (i) 18 months from the closing, and (ii) 30 days after the issuance of the audited financial statements of US Health for the year ending December 31, 2004 (the "**Indemnification Termination Date**"). The tax indemnification will survive until 30 days after the expiration of the relevant limitation period (the "**Tax Indemnity Termination Date**").

Limitations on Mergers, Dividends and Return of Capital

The Stock Purchase Agreement provides that BCE Emergis will not (i) take any actions to voluntarily liquidate, wind-up or dissolve or otherwise cease to exist, (ii) declare or otherwise pay any dividend or make any distribution whether in cash or in kind in respect of its shares of share capital or (iii) redeem, purchase or effect a return of capital on any shares of its share capital if, in the case of clauses (ii) and (iii), after giving effect to such action, BCE Emergis would not,

on a consolidated basis, have cash or cash equivalents and/or fully committed lines of credit or access to other commercially available credit in an amount equal to at least:

(i) US$106.5 million prior to the Indemnification Termination Date; and

(ii) US$53.25 million after the Indemnification Termination Date and prior to the Tax Indemnity Termination Date.

If BCE Emergis is unable to comply with clause (ii) or (iii) above, BCE Emergis is required to post a letter of credit in an amount equal to US$50 million, to be reduced to US$25 million on the Indemnification Termination Date.

The Stock Purchase Agreement provides that if BCE Emergis is merged, liquidated, wound-up or dissolved into another person, unless such person assumes all of BCE Emergis' obligations and has a net worth of US$100,000,000 or more after any such event, then such person shall post a letter of credit in an amount of US$50 million, to be reduced to US$25 million on the Indemnification Termination Date.

The purpose of the letters of credit would be to serve as documentary credit support for BCE Emergis' (or its successor entities') indemnification obligations under the Stock Purchase Agreement and would terminate on the Tax Indemnity Termination Date.

Other Provisions

Under the terms of the Stock Purchase Agreement, the parties may withdraw from the Transaction in the event that any of the conditions precedent have not been fulfilled or cannot be fulfilled on or prior to June 30, 2004 or by the mutual consent of the parties.

Shareholders of BCE Emergis will be asked to vote on the Transaction at a special meeting of shareholders to be held on February 26, 2004 (the "**Special Meeting**"). The Transaction must be approved by at least 66 ⅔% of the votes cast by shareholders in person or by proxy at the Special Meeting. The Notice of Special Meeting and Management Proxy Circular of BCE Emergis will contain a detailed description of the Transaction and outline the action to be taken at the Special Meeting. These materials will be mailed around January 22, 2004 to shareholders of record at the close of business on January 15, 2004.

BCE Inc., which holds, directly or indirectly, approximately 64% of the outstanding common shares of BCE Emergis, has irrevocably committed to vote in favour of the Transaction.

Fairness Opinion

Acting as financial advisor to BCE Emergis, CIBC World Markets Inc. has provided a favourable fairness opinion on the consideration being received in connection with the Transaction.

Use of Proceeds

The cash proceeds from the sale of the US Health assets represent a significant amount relative to the current value of BCE Emergis' remaining businesses. BCE Emergis intends to use these proceeds in both the short and medium term in order to enhance shareholder value. BCE Emergis will actively explore various investment opportunities in the eHealth Canada and eFinance businesses where BCE Emergis has distinct leadership and competitive advantages. BCE Emergis will also consider other avenues to enhance shareholder value, including using a portion of the proceeds to repurchase shares or declaring a one-time special dividend, such avenues being subject to certain restrictions described above under "Limitations on Mergers, Dividends and Return of Capital".

Financial Impact of the Transaction *(All amounts in Cdn$ unless otherwise specified)*

BCE Emergis' US Health operations will be reported as a discontinued operations in the Company's financial statements for historical and current periods presented. Its care management operations, which have been excluded from the sale, will also be treated as a discontinued operation, consistent with BCE Emergis' intent to sell this business.

BCE Emergis wrote down the carrying value of its investment in US Health to the sale price, resulting in a charge to be recorded at the end of the fourth quarter of 2003 of approximately $77 million. A significant portion of this write-down relates to a foreign exchange loss, since the carrying value of the investment was originally recorded in 2000 at a rate of $1.42 per US dollar compared to the current rate of $1.30 applied to the sale price. Upon closing, a further loss or a gain on sale may be recorded due to the difference between the current exchange rate and that at closing.

In addition, BCE Emergis took a restructuring charge of between $45 million and $50 million in the fourth quarter of 2003. This charge reflects the streamlining of BCE Emergis' organizational structure and the write-down of the value of certain assets. The restructuring plan includes a rationalization of overhead to ensure that BCE Emergis' cost structure is aligned with its core revenue going forward. Included in the charge are approximately $22 million in cash charges with the remainder representing asset write-downs in eHealth and eFinance. In addition to the restructuring charge, BCE Emergis has also written down approximately $18 million in future income tax assets related to its U.S. subsidiaries.

Financial Results for 2002 and year-to-date 2003 with U.S. Health as a Discontinued Operation *(All amounts in Cdn$ unless otherwise specified)*

The table below summarizes the statement of earnings including US Health in consolidated revenue and EBITDA and with US Health accounted for as a discontinued operation ("Adjusted").

All amounts in millions of dollars except per share amounts	**2002**[2]	**2002 Adjusted**[3]	**9 months 2003**	**9 months 2003 Adjusted**
Revenue	539.9	345.7	365.3	239.2
EBITDA [1]	28.6	(24.9)	58.4	14.3
Net income – continuing operations		(74.3)		(18.5)
Net income – discontinued operations		58.9		35.4
Net income (loss)	(15.4)	(15.4)	16.9	16.9
EPS (basic) – continuing operations		(0.73)		(0.18)
EPS (basic) – discontinued operations		0.58		0.35
EPS (basic)	(0.15)	(0.15)	0.17	0.17
EPS (diluted) – continuing operations		(0.73)		(0.19)
EPS (diluted) – discontinued operations		0.58		0.35
EPS (diluted)	(0.15)	(0.15)	0.16	0.16

(1) EBITDA used in this document does not have a meaning under Canadian Generally Accepted Accounting Principles (GAAP) and therefore may not be comparable to similar measures presented by other publicly traded companies. It is defined as earnings before depreciation, amortization of intangibles, interest, write-down of assets, other expenses or income and income taxes. No reconciliation is provided in the Interim Consolidated Statement of Earnings.

(2) EBITDA, net income (loss), EPS (basic) and EPS (diluted) exclude restructuring and other charges in an amount of $116.8 million on a pre-tax basis and in an amount of $94.9 million on an after-tax basis.

(3) EBITDA, net income (loss), EPS (basic) and EPS (diluted) exclude restructuring and other charges in an amount of $115.6 million on a pre-tax basis and in an amount of $94.2 million on an after-tax basis.

ITEM 6: RELIANCE/CONFIDENTIAL

Not applicable.

ITEM 7: OMITTED INFORMATION

Not applicable.

ITEM 8: SENIOR OFFICER

Monique Mercier
Executive Vice President, Law and Corporate Secretary
(514) 868-2351

ITEM 9: STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

DATED this 12th day of January, 2004.

BCE EMERGIS INC.

(signed)
Monique Mercier
Executive Vice President, Law and Corporate Secretary

82-5206

BCE Emergis

News Room

Thursday, March 11th, 2004

News Releases 2004

BCE Emergis closes acquisition of WARE Solutions
Accelerating expansion into dental and extended health claims adjudication

Montréal, Québec and Calgary, Alberta, January 19, 2004 — BCE Emergis Inc. (TSX: IFM) and WARE Solutions Corporation announced today that they have successfully closed the transaction whereby BCE Emergis acquired all of the issued and outstanding shares of WARE Solutions. Under the terms of the agreement which was previously announced, BCE Emergis paid an aggregate of $4.95 million in cash at a price of $0.2848 for each issued and outstanding share of WARE. On January 15, 2004 WARE Solutions shareholders approved the transaction at a special shareholder meeting held in Calgary, Alberta.

WARE Solutions offers Web-based practice management software to health care providers, as well as claims processing and adjudication systems to payer organizations which will upgrade BCE Emergis' adjudication platform, enhance its offering, and contribute to its growth strategy in the health claims sector in Canada.

"This transaction is a step forward in the execution of our growth strategy in the health care sector in Canada. It is consistent with our plan to invest in a dental and extended health adjudication platform to consolidate our leadership position in drug claims processing in Canada and to accelerate our expansion into the dental and extended health claims adjudication," said Daniel Baron, President of BCE Emergis eHealth Solutions (Canada). "The addition of WARE's highly-skilled team to our company and of its advanced technology to our portfolio, is an important milestone."

"The WARE team is very happy to be joining forces with BCE Emergis," said John David former President and CEO of WARE Solutions and now Regional Vice-President, Western Canada of BCE Emergis. "We're convinced the synergies between both teams, as well as BCE Emergis' reputation will accelerate our go-to-market strategy."

About WARE Solutions
WARE Solutions Corporation is a health care technology company that has built, deployed and managed complex transactional and workflow based systems utilizing an open-systems technology framework. WARE's talented team of engineers and computer scientists have led the health care and insurance industries by delivering industry first, world-class systems to payer organizations, government agencies and health care providers.

WARE's business verticals include Internet-deployed practice management and clinical solutions for billing, scheduling, and electronic medical records to care providers through its wholly owned subsidiaries ebill.ca Inc. and Genie Computer Systems Inc., and rules-based claims processing and adjudication systems to payer organizations such as insurance companies.

About BCE Emergis

BCE Emergis Inc. is a leading North American eBusiness company. Its core operations consist of supplying eBusiness solutions to the financial services and health industries in North America, automating transactions between companies and allowing them to interact and transact electronically. Its leading technologies are centred on claims, loan-related document processing, payment solutions and online security services.

BCE Emergis customers include leading North American health insurers, top U.S. banks, the top six Canadian banks and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

Certain statements made in this press release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general and economic factors, adoption of eBusiness, the adoption rate of our solutions by customers, response to industry's rapid pace of change, competition, operating results, success of U.S.-based operations, control by BCE, integration of past acquisitions, strategic relationships, dependence on contracting medical service providers, exposure to professional liability, defects in software or failures in the processing of transactions, security and privacy breaches, key personnel, protection of intellectual property, intellectual property infringement claims, integrity of public key cryptography technology, and industry and government regulation. For additional information with respect to certain of these and other factors, refer to BCE Emergis Inc.'s Annual Report (Management Discussion and Analysis) and the BCE Emergis Inc. Annual Information Form (Risks and Uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT THE EXPECTATIONS OF BCE EMERGIS INC. AND ITS SUBSIDIARIES AS AT JANUARY 19, 2004 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, BCE EMERGIS INC. AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

– 30 –

For additional information:

Ann-Marie Gagné
Corporate Communications
(514) 868-2361

John Gutpell
Investor Relations
(514) 868-2232

News Releases 2004

BCE Emergis enables first Visa smart card transactions in Canada
First payment processor to receive VSDC certification by Visa Canada

Montréal, February 4, 2004 — BCE Emergis (TSX: IFM) announced today that it has successfully processed the first Visa Smart Debit/Credit (VSDC) card transactions as part of a pilot project undertaken late 2003 in Barrie, Ont. by Scotiabank and merchant acquirer Paymentech. BCE Emergis is the first Canadian third-party payment processor to have been accredited by Visa Canada to support VSDC online authorizations. The certification follows the recent enhancement BCE Emergis brought to its existing point-of-sale processing platform to help card issuers, merchants and cardholders reduce the incidence of fraudulent transactions.

"This announcement represents a positive step toward realizing a chip card payment infrastructure in Canada," said Allen Wright, Director, Emerging Technology and Chip Initiatives, Visa Canada.

Smart payment cards are widely held in Europe, and only starting to be introduced in Canada. They are a replacement of magnetic stripe cards and use the EMV specifications designed by the major card associations worldwide: Europay, MasterCard and Visa. These EMV specifications allow a chip-based payment card and a point-of-sale terminal to communicate seamlessly and securely around the globe, helping to reduce fraud.

"This new point-of-sale functionality gives BCE Emergis an early start and positions us for the global migration to the next generation of credit cards," added Jim Aber, President of eFinance at BCE Emergis.

About BCE Emergis
BCE Emergis Inc. is a leading North American eBusiness company. Its core operations consist of supplying eBusiness solutions to the financial services and health industries in North America, automating transactions between companies and allowing them to interact and transact electronically. Its leading technologies are centred on claims, loan-related document processing, payment solutions and online security services.

BCE Emergis customers include leading North American health insurers, top U.S. banks, the top six Canadian banks and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

Certain statements made in this press release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. Other than the sale of BCE Emergis' U.S. health operations, these statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general and economic factors; adoption of eBusiness, the adoption rate of our solutions by customers, response to industry's rapid pace of change, competition, operating results, success of U.S.-based operations, control by BCE Inc., integration of past acquisitions, strategic relationships, dependence on contracting medical service providers, exposure to professional liability, defects in software or failures in the processing of transactions, security and privacy breaches, key personnel, protection of intellectual property, intellectual property infringement claims, integrity of public key cryptography technology, and industry and government regulation. For additional information with respect to certain of these and other factors, refer to BCE Emergis Inc.'s Annual Report (Management Discussion and Analysis) and the BCE Emergis Inc. Annual Information Form (Risks and Uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT THE EXPECTATIONS OF BCE EMERGIS INC. AND ITS SUBSIDIARIES AS AT FEBRUARY 4, 2004 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, BCE EMERGIS INC. AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

– 30 –

For additional information:

Ann-Marie Gagné
Corporate Communications
(514) 868-2361

John Gutpell
Investor Relations
(514) 868-2232

News Releases 2004

BCE Emergis sells U.S. care management operations for US$10 million

Montréal, Québec (Canada), February 26, 2004 — BCE Emergis (TSX: IFM) announced today that it had reached an agreement to sell all of the shares of its care management subsidiary National Health Services (NHS), for US$10 million (approximately CA$13.3 million) in cash to SHPS Holdings, Inc. of Louisville, Kentucky. The transaction, expected to close in early March 2004, is subject to customary closing conditions.

"The sale is consistent with the plan we announced earlier this year to sell our U.S. health operations, and to find a strategic buyer that would carry on our care management services. It will improve our ability to focus on areas where we have unique expertise and core competencies in claims, payments, loans processing and related security services," said Tony Gaffney, President and Chief Executive Officer of BCE Emergis.

SHPS Holdings, through its wholly owned subsidiary SHPS, Inc. offers consulting, human resources and benefits outsourcing, and health management services to employers, health plans and government agencies who are seeking to improve their performance and lower the cost of administrative services. SHPS is a Welsh, Carson, Anderson & Stowe (WCAS) company. WCAS is a private equity firm based in New York.

About BCE Emergis
BCE Emergis Inc. is a leading North American eBusiness company. Its core operations consist of supplying eBusiness solutions to the financial services and health industries in North America, automating transactions between companies and allowing them to interact and transact electronically. Its leading technologies are centred on claims, loan-related document processing, payment solutions and related security services.

BCE Emergis customers include leading North American health insurers, top U.S. banks, the top six Canadian banks and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

Certain statements made in this press release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. Other than sale of BCE Emergis' U.S. health

operations, these statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general and economic factors; adoption of eBusiness, the adoption rate of our solutions by customers; response to industry's rapid pace of change; competition; operating results; success of U.S.-based operations; control by BCE; integration of past acquisitions; strategic relationships; dependence on contracting medical service providers; exposure to professional liability; defects in software or failures in the processing of transactions; security and privacy breaches; key personnel; protection of intellectual property; intellectual property infringement claims; integrity of public key cryptography technology; and industry and government regulation. For additional information with respect to certain of these and other factors, refer to BCE Emergis Inc.'s Annual Report (Management Discussion and Analysis) and the BCE Emergis Inc. Annual Information Form (Risks and Uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT THE EXPECTATIONS OF BCE EMERGIS INC. AND ITS SUBSIDIARIES AS AT FEBRUARY 26, 2004 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, BCE EMERGIS INC. AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE

– 30 –

For additional information:

Ann-Marie Gagné
Corporate Communications
(514) 868-2361

John Gutpell
Investor Relations
(514) 868-2232

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BCE Emergis

News Room

Thursday, March 11th, 2004

News Releases 2004

Newsroom > News Releases > 2004

BCE Emergis shareholders approve sale of U.S. health operations

Montréal, February 26, 2004 — BCE Emergis Inc. (TSX: IFM) is pleased to announce that at a special meeting held today, shareholders approved the sale of most of the Company's business operations in the health care field in the United States to MultiPlan Inc., a health care network in the U.S., for US$213 million (approximately CA$276 million). Of the votes cast at the meeting, 99.9% were cast in favor of the sale. The transaction, first announced in January 2004, will be effected through the sale of BCE Emergis' shares in its subsidiary, BCE Emergis Corporation, and is expected to close in early March.

Earlier today, BCE Emergis announced an agreement to sell its care management subsidiary in the U.S., National Health Services, to SHPS Holdings, Inc. as part of a separate transaction also expected to close in early March.

The business operations to be sold to MultiPlan and SHPS represent all of the business operations of BCE Emergis in the health care field in the United States.

About BCE Emergis
BCE Emergis Inc. is a leading North American eBusiness company. Its core operations consist of supplying eBusiness solutions to the financial services and health industries in North America, automating transactions between companies and allowing them to interact and transact electronically. Its leading technologies are centred on claims, loan-related document processing, payment solutions and related security services.

BCE Emergis customers include leading North American health insurers, top U.S. banks, the top six Canadian banks and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

Certain statements made in this press release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. Other than sale of BCE Emergis' U.S. health operations, these statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that

could cause results or events to differ materially from current expectations include, among other things: general and economic factors, adoption of eBusiness, the adoption rate of our solutions by customers, response to industry's rapid pace of change, competition, operating results, success of U.S.-based operations, control by BC, integration of past acquisitions, strategic relationships, dependence on contracting medical service providers, exposure to professional liability, defects in software or failures in the processing of transactions, security and privacy breaches, key personnel, protection of intellectual property, intellectual property infringement claims, integrity of public key cryptography technology, and industry and government regulation. For additional information with respect to certain of these and other factors, refer to BCE Emergis Inc.'s Annual Report (Management's Discussion and Analysis) and the BCE Emergis Inc. Annual Information Form (Risks and Uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS NEWS RELEASE REPRESENT THE EXPECTATIONS OF BCE EMERGIS INC. AND ITS SUBSIDIARIES AS AT FEBRUARY 26, 2004 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, BCE EMERGIS INC. AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE

– 30 –

For additional information:

Ann-Marie Gagné
Corporate Communications
(514) 868-2361

John Gutpell
Investor Relations
(514) 868-2232

News Releases 2004

BCE Emergis expands relationship with Loblaw Pharmacies

Montréal, March 2, 2004 — BCE Emergis (TSX: IFM) announced today that it has signed an agreement with Loblaw Pharmacies to expand transport and switching services of drug claims to all pharmacies operating under the Loblaw corporate umbrella in Canada. Through this agreement, Loblaw is consolidating its drug claims transmission. Pharmacies will be using BCE Emergis' robust and secure IP network to submit drug claims to various insurance adjudication authorities, from Loblaw's corporate network. The new BCE Emergis solution will also improve efficiencies at both the transactional and management levels for pharmacists, as it will guarantee performance and security for the transmission of confidential and sensitive information.

"BCE Emergis services in the health insurance claim industry are fast becoming the solution of choice in Canada," said Daniel Baron, President of eHealth at BCE Emergis. "This agreement broadens our reach as we are doubling the number of Loblaw Pharmacies which will be using our network, and is very much in line with our strategy to provide health care professionals with a universal exchange service that facilitates the electronic validation, authorization and payment of claims."

BCE Emergis is a leading provider of electronic solutions, including health claims transport, switching and adjudication services to the Canadian health care industry. It brings to the health care community an electronic claims platform that allows the seamless processing of transactions from health care providers to adjudication authorities. BCE Emergis' network reaches 99% of Canadian pharmacies, all Canadian dentists whose practices are EDI-enabled, and a fast-growing number of other health care providers such as physiotherapists, chiropractors, massage therapists, and audiologists.

About BCE Emergis
BCE Emergis Inc. is a leading North American eBusiness company. Its core operations consist of supplying eBusiness solutions to the financial services and health industries in North America, automating transactions between companies and allowing them to interact and transact electronically. Its leading solutions are centred on claim, loan and payment processing, as well as related security services.

BCE Emergis customers include leading North American health insurers, top U.S. banks, the top six Canadian banks and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

Certain statements made in this press release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. Other than the sale of BCE Emergis' U.S. health operations, these statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general and economic factors; adoption of eBusiness, the adoption rate of our solutions by customers, response to industry's rapid pace of change, competition, operating results, success of U.S.-based operations, control by BCE Inc., integration of past acquisitions, strategic relationships, dependence on contracting medical service providers, exposure to professional liability, defects in software or failures in the processing of transactions, security and privacy breaches, key personnel, protection of intellectual property, intellectual property infringement claims, integrity of public key cryptography technology, and industry and government regulation. For additional information with respect to certain of these and other factors, refer to BCE Emergis Inc.'s Annual Report (Management Discussion and Analysis) and the BCE Emergis Inc. Annual Information Form (Risks and Uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT THE EXPECTATIONS OF BCE EMERGIS INC. AND ITS SUBSIDIARIES AS AT MARCH 2, 2004 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, BCE EMERGIS INC. AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

– 30 –

For additional information:

Ann-Marie Gagné
Corporate Communications
(514) 868-2361

John Gutpell
Investor Relations
(514) 868-2232

BCE Emergis

News Room

Thursday, March 11th, 2004

News Releases 2004

Newsroom > News Releases > 2004

- Download or view fourth quarter and 2003 financial statements and notes (pdf, 96.9k)
- Download supplementary financial information (pdf, 190k)
- Webcast: *Listen to the fourth quarter financial results conference call*

BCE Emergis reports fourth quarter and annual financial results

- Q4 revenue from continuing operations at $76.5 M, year at $315.7 M
- Q4 EBITDA at $7.7 M, 10% margin; year at $22.0 M, 7% margin (all before restructuring and other charges)
- Results in line with financial targets, including those set in July 2003
- Planned sale of U.S. Health operations and restructuring charge reflect execution of business strategy

Montréal, Québec (Canada), January 28, 2004 — BCE Emergis Inc. (TSX: IFM), a leading North American eBusiness company, today announced its financial results for the three-month and twelve-month periods ended December 31, 2003.

"During the fourth quarter, BCE Emergis made a number of significant moves in the execution of its business strategy, including the signing of an agreement to sell our U.S. Health operations and the streamlining of our organization," declared Tony Gaffney, BCE Emergis President and Chief Executive Officer. In 2004, we plan to strengthen our position as the leading eBusiness provider in Canada and drive our businesses to profitability in the United States."

The Company's business strategy centres on solutions and services to automate processes between businesses, and focuses on claims, payments, loans and related security services, areas of eBusiness that offer the highest potential for growth. The strategy will also see the Company respond to market demands and customer needs by offering more complete solutions and services.

The presentation of the Company's financial results, including both the current and historical periods, reflects an

agreement to sell its U.S. Health operations signed on December 31, 2003. As a result, these operations are being reported as a discontinued operation and their contribution to BCE Emergis consolidated results of operations is included as a single line item above net income and both revenue and EBITDA[1] exclude their contribution. In addition, its care management operations in the U.S., which have been excluded from the sale, are also being treated as a discontinued operation, consistent with the Company's intent to sell this business. During the quarter, BCE Emergis also recorded restructuring and other charges and wrote down certain assets, which are explained more fully below.

Total revenue for the fourth quarter came in at $76.5 million compared to $78.0 million for the third quarter of 2003 and with $86.3 million for the fourth quarter of 2002. Both the slight sequential quarterly decrease and the year-over-year decrease were mainly due to lower non-core revenue. Non-core revenue includes revenue from the distribution agreement with Bell Canada for legacy products (Bell legacy contract) and from other non-core and exited products.

Core revenue for the current period was stable at $51.6 million compared with $52.0 million in the third quarter of 2003 and to $52.3 million in the fourth quarter of 2002. Both comparisons reflect lower contributions from eFinance Solutions that included a negative impact of the stronger Canadian dollar on U.S.-sourced revenue, partly offset by higher contributions from eHealth Solutions.

As previously announced, at the end of the quarter the Company took restructuring and other charges which totalled $38.2 million, reflecting the streamlining of its organizational structure to be completed during the first quarter of 2004, and the write-down of the value of certain assets. The restructuring plan includes a rationalization of overhead to ensure that the Company's cost structure is aligned with its core revenue going forward. Included in the charges are $22.1 million in cash charges, with the remainder representing asset write-downs in eHealth and eFinance. On an after-tax basis, the restructuring and other charges were $33.3 million. In addition to the restructuring charge, the Company also wrote down its future income tax asset related to its U.S. subsidiaries by some $18.4 million.

Reported EBITDA loss, which included the restructuring and other charges, was $(30.5) million compared to EBITDA of $6.3 million in the third quarter of 2003 and with EBITDA of $11.6 million in the fourth quarter of 2002. Excluding restructuring and other charges taken in the fourth quarter of 2002 as well as in the fourth quarter of 2003, EBITDA in the current quarter would have been $7.7 million (10% of revenue) compared to $9.2 million in the fourth quarter of 2002 (11% of revenue).

Also during the quarter, the Company wrote down the carrying value of its investment in U.S. Health to the sale price of $213 million US ($276 million CDN), which resulted in a charge to earnings of $87.3 million CDN. This charge is included in the loss from discontinued operations. A significant portion of the write-down related to a foreign exchange loss, since the carrying value of the investment was originally recorded in 2000 at a rate of $1.42 per US dollar, compared to the rate at the time of the signing of the sale agreement of $1.30 applied to the sale price. Upon closing of the sale, a further loss or a gain on sale may be recorded due to the difference between the latter exchange rate and that at closing.

Net loss for the fourth quarter of 2003 was $(121.7) million, compared with net income of $6.2 million in the third

quarter of 2003 and to $8.6 million in the fourth quarter of 2002. Fully diluted loss per share (LPS) was $(1.18) per share compared to earnings per share (EPS) of $0.06 in the third quarter of 2003 and with EPS of $0.08 in the fourth quarter of 2002. Excluding the restructuring charge, the write-downs mentioned above and certain tax benefits recognized in the quarter, net income in the fourth quarter would have been approximately $6 million or $0.06 per share on a fully diluted basis.

Tracking to Guidance

If U.S. Health operations had been included in continuing operations in the 2003 results and the restructuring charge and write-downs were excluded, total revenue would have reached $478.3 million, EBITDA $78.7 million and EPS $0.22. These results are in line with the financial targets set out or reiterated in July 2003 for revenue of $470 million to $490 million, EBITDA of $71 million to $85 million and EPS of $0.20 to $0.28. The Company's reported results also met or slightly exceeded the revised financial targets for 2003 provided with the announcement of the sale of the Company's U.S. Health operations at the beginning of January 2004.

Revenue Highlights for the Quarter

Three-month periods ended December 31, 2003, September 30, 2003 and December 31, 2002 in millions of Canadian dollars:

	Q4 2003	Q3 2003	Q4 2002
Core eFinance Solutions	37.3	39.0	38.8
Core eHealth Solutions	14.3	13.0	13.5
Total core revenue	**51.6**	**52.0**	**52.3**
Non-core revenue	24.9	26.0	34.0
Total revenue	**76.5**	**78.0**	**86.3**

- Revenue totalled $76.5 million in the fourth quarter compared to $78.0 million in the third quarter of 2003 and with $86.3 million in the fourth quarter of 2002.
- Recurring revenue stood at $64.1 million or 84% of total revenue compared with $72.4 million or 84% of total revenue in the fourth quarter of 2002. Non-recurring revenue was $12.4 million compared to $13.9 million in the previous year.
- U.S.-sourced revenue was 15% of total revenue in the current quarter compared with 11% in the corresponding quarter of 2002.
- Core recurring revenue was $39.9 million in the fourth quarter of 2003, compared to $40.7 million for the third

quarter of 2003 and with $39.6 million for the fourth quarter of 2002. In the sequential quarterly comparison, a lower contribution from eFinance Solutions was partly offset by an increase in the contribution from eHealth Solutions. The year-over-year increase was again due to a higher contribution from eHealth Solutions.

- *Total non-core revenue* for the fourth quarter of 2003 was $24.9 million compared with $34.0 million in the fourth quarter of 2002, representing a decrease in overall revenue of $9.1 million year over year, of which $6.0 million related to the Bell legacy contract.

Financial Highlights for the Twelve Months
Twelve-month periods ended December 31, 2003 and 2002 in millions of Canadian dollars:

	12 months 2003	12 months 2002
Core eFinance Solutions	151.3	132.4
Core eHealth Solutions	55.7	61.9
Total core revenue	**207.0**	**194.3**
Non-core revenue	108.7	151.4
Total revenue	**315.7**	**345.7**

- Revenue for the year 2003 totalled $315.7 million compared with $345.7 million in 2002. Lower non-core revenue was partly offset by a 7% increase in core revenue, resulting mainly from a higher contribution from the Company's eLending initiative in the U.S.
- Core revenue for the year was up 7% to $207.0 million compared to $194.3 million in 2002 as a result of higher eFinance Solutions revenue due to a higher contribution from its eLending line of business, partly offset by lower eHealth Solutions revenue as development work on the Company's initiative for the Ontario Workplace Safety and Insurance Board was substantially completed in the first half of 2003.
- Core recurring revenue increased 8% in 2003 to $160.9 million compared with $149.5 million in 2002. The year-over-year increase was due to a 4% increase in the contribution from eFinance Solutions and to a 16% increase from eHealth Solutions.
- Reported EBITDA loss in 2003 was $(16.2) million compared to $(140.5) million in the prior year. Excluding the restructuring and other charges that appeared above the EBITDA line on the statement of earnings in each year, EBITDA for 2003 would have reached $22.0 million (7% of revenue) compared to an EBITDA loss of $(24.9) million in 2002. As a result of the streamlining of the Company's lines of business and a cost reduction program initiated in the second quarter of 2002, operating costs for 2003 were some $59.3 million lower than those reported in 2002 excluding restructuring and other charges.

- Reported net loss for the twelve months was $(104.8) million (fully diluted LPS of $(1.02)) compared to a loss of $(110.3) million (fully diluted LPS of $(1.09)).

Financial Position at December 31, 2003
Cash on hand at year-end was $128.6 million, up slightly from $124.3 million at September 30, 2003. Total debt was $29.1 million or 7% of total capital related to continuing operations, down from $35.8 million or 6% of total capital at September 30. In the last 12 months, the Company's continuing operations have generated $54.5 million in cash flow from operating activities.

Operating Highlights for the Quarter

eHealth Solutions
This unit generated revenue of $16.7 million (22% of total revenue) during the current period compared with $18.4 million (21% of total revenue) for the same period in 2002. Core revenue increased to $14.3 million for the current period compared with $13.5 million for the same period in 2002 due to higher recurring revenue from claims processing.

Sale of U.S. Health Operations
At year-end, the Company entered into an agreement for the sale of its health business in the United States, for $213 million US ($276 million CDN) in cash. Net proceeds are estimated at $268 million CDN. The sale excludes the Company's care management operations and certain other financial assets related to its U.S. Health operations. This major strategic move is designed to improve the Company's ability to focus on areas where it has unique expertise and core competencies in claims, payments, loan processing and related security services. Shareholders of BCE Emergis will be asked to vote on the transaction at a special meeting of shareholders to be held on February 26. BCE Inc., which holds approximately 64% of the common shares of BCE Emergis, has irrevocably committed to vote in favour of the transaction. The transaction, expected to close in early March 2004, is also subject to certain customary regulatory approvals and closing conditions. The price is subject to certain adjustment clauses.

Acquisition of WARE Solutions
In November, the Company announced the acquisition of WARE Solutions Corporation. WARE offers claims processing and adjudication systems to payer organizations, as well as Web-based practice management and clinical solutions to health care providers that will enhance BCE Emergis' offering and contribute to its growth strategy in the health care sector in Canada. The $4.95 million acquisition is consistent with the Company's plan to invest in a dental and extended health adjudication platform to consolidate its leadership position in drug claims processing in Canada, and to accelerate its expansion into the dental and extended health claims adjudication. The transaction was completed in January 2004 following approval by WARE shareholders.

eFinance Solutions
This unit's overall revenue decreased to $59.8 million (78% of total revenue) from $67.9 million (79% of total revenue) for the same quarter last year due to lower non-core revenue and to the impact of the stronger Canadian dollar on

U.S.-sourced revenue. This unit's core revenue decreased $1.5 million or 4% to $37.3 million in 2003 compared to $38.8 million in 2002 due to the impact of the stronger Canadian dollar.

Payments
In early November, the Visa Commerce ePayment initiative moved into production with a major customer and, with Visa International, the first live cross-border payment transaction was completed in a pilot with a Visa member bank in their Asia-Pacific Region.

BCE Emergis' eInvoicing solution continued to experience growth in the number of trading partners and the number of transactions generated by customers during the quarter, as certain customers who are in a position to influence eInvoicing adoption by their trading partners continue to experience the cost benefits and efficiencies the service can deliver. However, broad adoption of eInvoicing as a stand-alone service has been less than expected. During the quarter, a number of customers decided not to continue using the solution and, as a result, the Company experienced a net decline in the total number of its eInvoicing customers.

Loans
During the quarter, BCE Emergis signed a new agreement with Freddie Mac in connection with BCE Emergis' on-line workflow and processing tools for mortgages in the U.S. Under the terms of the agreement, Freddie Mac will offer the on-line mortgage processing and closing technology tools via its LoanProspector.com Web site and BCE Emergis will assume customer support activities for its products and services, including sales, sign-up, implementation, training and customer service.

Progress was made as well in the development of the eLending platform with the electronic closing workflow tool moving into commercial release and the mortgage application and disclosure eSign tool moving into pilot. The latter feature, when launched commercially, will bring immediate tangible benefits to lenders on the system and is an example of the heightened customer focus of the Company and its strategy to provide them with more complete solutions.

January 28, 2004 Conference Call and Webcast
The Company will hold a conference call and live webcast today at 8:00 a.m. EST to discuss its financial results for the fourth quarter of 2003. To participate, interested stakeholders can dial toll-free at (800) 387-6216, and in Toronto at (416) 405-9328. The fourth quarter of 2003 news release, as well as a supplemental information package, are posted on www.emergis.com.

The instant replay of the conference call will begin be available for 48 hours starting at 10:00 a.m. today. To listen, interested participants should dial the following toll-free number: (800) 408-3053; in Toronto: (416) 695-5800. The access code is 1486380#. The archive version of the webcast will also be available starting at 10:00 a.m. today at www.emergis.com.

About BCE Emergis

BCE Emergis Inc. is a leading North American eBusiness company. Its core operations consist of supplying eBusiness solutions to the financial services and health industries in North America, automating transactions between companies and allowing them to interact and transact electronically. Its leading technologies are centred on claims, loan-related document processing, payment solutions and online security services.

BCE Emergis customers include leading North American health insurers, top U.S. banks, the top six Canadian banks and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

[1]EBITDA used in this news release does not have a meaning under Canadian Generally Accepted Accounting Principles (GAAP) and therefore may not be comparable to similar measures presented by other publicly traded companies. It is defined as earnings before depreciation, amortization of intangibles, interest, write-down of assets, other expenses or income and income taxes. No reconciliation is provided in the Interim Consolidated Statement of Earnings.

Certain statements made in this press release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. Other than sale of BCE Emergis' U.S. Health operations, these statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general and economic factors; adoption of eBusiness, the adoption rate of our solutions by customers; response to industry's rapid pace of change; competition; operating results; success of U.S.-based operations; control by BCE; integration of past acquisitions; strategic relationships; dependence on contracting medical service providers; exposure to professional liability; defects in software or failures in the processing of transactions; security and privacy breaches; key personnel; protection of intellectual property; intellectual property infringement claims; integrity of public key cryptography technology; and industry and government regulation. For additional information with respect to certain of these and other factors, refer to BCE Emergis Inc.'s Annual Report (Management Discussion and Analysis) and the BCE Emergis Inc. Annual Information Form (Risks and Uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT THE EXPECTATIONS OF BCE EMERGIS INC. AND ITS SUBSIDIARIES AS AT JANUARY 28, 2004 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, BCE EMERGIS INC. AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

- 30 -

For additional information:

Mark Boutet
Corporate Communications
(514) 868-2358

John Gutpell
Investor Relations
(514) 868-2232

82-5206

BCE Emergis

News Room

Thursday, March 11th, 2004

News Releases 2004

BCE Emergis closes sales of U.S. health operations

Montréal, March 4, 2004 — BCE Emergis Inc. (TSX: IFM) announced today that it has successfully closed the sale of all its business operations in the health care field in the United States in two separate transactions.

BCE Emergis has sold its preferred provider organization to MultiPlan, Inc., a health care network in the U.S. This transaction, first announced in January 2004, was effected through the sale of BCE Emergis' shares in its subsidiary, BCE Emergis Corporation. On February 26, 2004 BCE Emergis shareholders approved the transaction at a special meeting held in Montréal.

In a second transaction, BCE Emergis has completed the sale of its care management subsidiary, National Health Services, to SHPS Holdings, Inc. The sale was announced last week.

"The sale of our U.S. health operations improves our ability to focus on areas where we have unique expertise and core competencies in claims, payments and loans processing, as well as related security services," said Tony Gaffney, President and CEO of BCE Emergis Inc. "Our objective for 2004 is to strengthen our position as the leading eBusiness provider in Canada and drive our businesses towards profitability in the U.S."

About BCE Emergis
BCE Emergis Inc. is a leading North American eBusiness company. Its core operations consist of supplying eBusiness solutions to the North American financial services and Canadian health care industries, automating transactions between companies and allowing them to interact and transact electronically. Its leading solutions are centred on claims, loans and payments processing, as well as related security services.

BCE Emergis customers include leading Canadian health insurers, top U.S. banks, the top six Canadian banks and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

Certain statements made in this press release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. Other than the sale of BCE Emergis' U.S. health operations, these statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general and economic factors; adoption of eBusiness, the adoption rate of our solutions by customers, response to industry's rapid pace of change, competition, operating results, success of U.S.-based operations, control by BCE Inc., integration of past acquisitions, strategic relationships, dependence on contracting medical service providers, exposure to professional liability, defects in software or failures in the processing of transactions, security and privacy breaches, key personnel, protection of intellectual property, intellectual property infringement claims, integrity of public key cryptography technology, and industry and government regulation. For additional information with respect to certain of these and other factors, refer to BCE Emergis Inc.'s Annual Report (Management Discussion and Analysis) and the BCE Emergis Inc. Annual Information Form (Risks and Uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT THE EXPECTATIONS OF BCE EMERGIS INC. AND ITS SUBSIDIARIES AS AT MARCH 4, 2004 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, BCE EMERGIS INC. AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

– 30 –

For additional information:

Ann-Marie Gagné
Corporate Communications
(514) 868-2361

John Gutpell
Investor Relations
(514) 868-2232

82-5206

BCE Emergis

News Room

Thursday, March 11th, 2004

News Releases 2004

Cendant Settlement Services Group will use Emergis® Vendor Services Exchange to electronically deliver and manage appraisal services
System-to-system integration will seamlessly link Cendant's ordering system with the BCE Emergis eLending platform

McLean, Va., March 11, 2004 — BCE Emergis (TSX: IFM) announced today that Cendant Settlement Services Group, a subsidiary of Cendant Corporation (NYSE: CD), has opted to utilize Emergis Vendor Services Exchange to conduct appraisal transactions electronically. BCE Emergis will develop a customized integration with Cendant's proprietary ordering system, enabling Cendant's mortgage originators and over 2,500 appraisers to connect online to seamlessly place, receive, and manage status of appraisal orders in a standardized format. BCE Emergis will also provide Cendant access to automated appraisal review engines that will improve error identification and enhance quality control.

Emergis Vendor Services Exchange is a workflow management service that transmits loan data and documents between mortgage originators and settlement service providers in real-time. It is part of the BCE Emergis eLending platform, a comprehensive set of Web-based services designed for paperless loan fulfillment, closing and storage that can be used individually or as an end-to-end solution.

"When Cendant Settlement Services Group issued their request for proposal seeking a flexible method for delivering appraisal orders and products, we knew Emergis Vendor Services Exchange would provide exactly the customizable, secure and efficient electronic processing capabilities they needed," declared Jim Aber, President of eFinance at BCE Emergis. "The eLending platform is designed to be integrated easily with our customer's proprietary systems and provide end-to-end mortgage loan processing functionality."

The agreement strengthens the existing relationship between BCE Emergis and Cendant. BCE Emergis will migrate Cendant's users from their Appraisal Delivery System (ADS), which Cendant has been using to deliver appraisals electronically since 1998, to Emergis Vendor Services Exchange on the eLending platform. BCE Emergis plans to roll out the integrated solution, which is already in development, to Cendant users in the second quarter of 2004.

"Implementing this cutting-edge technology solution represents a significant improvement to the service we provide our users, and to their ability to place and fulfill orders while improving overall efficiency and order cycle time," stated Mike

Barattucci, Vice-President of Cendant Settlement Services Group. "BCE Emergis is a leading provider of e-mortgage solutions, and we are confident it will continue to be a mutually beneficial and longstanding relationship."

Cendant Settlement Services Group is a leading real estate information company providing products and services to support residential and commercial transactions. Cendant Settlement Services Group is a national company with 2,300 employees, headquartered in Moorestown, New Jersey. For additional information about Cendant Corporation, its companies, brands and business units, including Cendant Settlement Service Group, visit the Cendant Media Resource Center at http://www.cendant.com/media/.

About BCE Emergis
BCE Emergis Inc. is a leading North American eBusiness company. Its core operations consist of supplying eBusiness solutions to the North American financial services and Canadian health industries, automating transactions between companies and allowing them to interact and transact electronically. Its leading solutions are centred on claims, loans and payments processing, as well as related security services.

BCE Emergis customers include leading North American health insurers, the top six Canadian banks and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX *Composite Index*.

Certain statements made in this press release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. Other than the sale of BCE Emergis' U.S. health operations, these statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general and economic factors; adoption of eBusiness, the adoption rate of our solutions by customers, response to industry's rapid pace of change, competition, operating results, success of U.S.-based operations, control by BCE Inc., integration of past acquisitions, strategic relationships, dependence on contracting medical service providers, exposure to professional liability, defects in software or failures in the processing of transactions, security and privacy breaches, key personnel, protection of intellectual property, intellectual property infringement claims, integrity of public key cryptography technology, and industry and government regulation. For additional information with respect to certain of these and other factors, refer to BCE Emergis Inc.'s Annual Report (Management Discussion and Analysis) and the BCE Emergis Inc. Annual Information Form (Risks and Uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT THE EXPECTATIONS OF BCE EMERGIS INC. AND ITS SUBSIDIARIES AS AT MARCH 11, 2004 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, BCE EMERGIS INC. AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

– 30 –

For additional information:

Ann-Marie Gagné
Corporate Communications
(514) 868-2361

Rob Niess
Business Development & Sales
eLending

John Gutpell
Investor Relations
(514) 868-2232

(610) 941-2112